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Exhibit 12.2

Gables Realty Limited Partnership

Calculation of Ratios of Earnings to Combined Fixed Charges and Preferred Dividends

Dollars in Thousands

	Years ended December 31,
	2002	2001	2000	1999	1998
Net income from continuing operations before gain on sale of real estate assets, unusual items, and extraordinary items	$29,124	$39,137	$42,804	$45,481	$39,215

Plus Fixed Charges:
Interest expense and credit enhancement fees	43,984	43,966	44,788	43,544	39,472
Interest capitalized	8,875	8,844	8,858	7,725	8,737
Loan cost amortization expense	1,336	1,038	895	919	984
Loan cost amortization capitalized	229	204	196	192	227
Preferred dividends	11,131	14,083	14,083	14,083	10,252

Total Fixed Charges (1)	$65,555	$68,135	$68,820	$66,463	$59,672
Less:
Interest capitalized	8,875	8,844	8,858	7,725	8,737
Loan cost amortization capitalized	229	204	196	192	227

Adjusted Earnings (2)	$85,575	$98,224	$102,570	$104,027	$89,923

Ratio (2 divided by 1)	1.31x	1.44x	1.49x	1.57x	1.51x

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Gables Realty Limited Partnership Calculation of Ratios of Earnings to Combined Fixed Charges and Preferred Dividends Dollars in Thousands